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UNITED STATES

SECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Summer Drilling Program Begins, Gold and Copper Mineralization Intersected

at New Raintree North Target, Whistler Project, Alaska

KSK 11-08

Vancouver, BC – June 13, 2011: Kiska Metals Corporation (“Kiska or the Company”) reports that the summer exploration program has commenced at the Whistler Project, 160 km northwest of Anchorage, Alaska, as well as final results from the remaining drill holes from the spring exploration program.

The summer exploration program has now commenced. Initial drill holes at Raintree West will step out to the north, west and south of this new porphyry discovery. A second drill rig will contribute to the Raintree West program, as well as other high priority targets including Raintree North. Two additional rigs will be dedicated to expanding the Island Mountain deposit where the discovery of a new porphyry gold-copper system was made in 2009 and expanded in 2010. A fifth rig will continue with the highly successful shallow grid drilling program in the Whistler Orbit. In total, Kiska plans to complete in excess of 31,000 metres of drilling at the Whistler Project in 2011.

Hole WH11-032, at the new Raintree North prospect, 2.2 km northeast of the Whistler Deposit, intersected 82.6 metres averaging 0.31 g/t gold, 1.1 g/t silver and 0.13% copper. This drill hole targeted gold and copper mineralization encountered in the shallow grid drilling program conducted this spring (see news release dated May 03, 2011). Mineralization was intersected from the bedrock\overburden interface and is associated with moderate to strong high temperature potassic alteration of Whistler-type diorite porphyry. This drill hole is significant as it validates the shallow grid drilling technique and has identified mineralization that remains open in all directions. Information derived from this drill hole will be used to define vectors to locate higher grade mineralization. Hole WH11-031, drilled 250 metres east of WH11-032 did not return any significant results.

Raintree North Drilling Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold eq. * (g/t)
WH10-032	148.0	228.0	80.0	0.31	1.1	0.14	0.60

*  Gold equivalent calculations based on full recoveries and $990 per ounce gold, $15.40 per ounce silver and

$2.91 per pound copper

“The exploration program at Whistler Project this year is designed to deliver new resources in the near term,” stated Jason Weber, President and CEO of Kiska Metals Corporation. “Our goal is to double our current gold resource and we believe the Island Mountain and the Raintree areas have the potential to help meet that goal.  We will also continue to drill test other prospective areas as our spring drilling has shown that additional blind discoveries may exist under the glacial till covered Whistler Orbit.”

 Qualified Person Statement

The content of this release has been reviewed by Mr. Mark Baknes, M.Sc., P. Geo., VP Exploration of Kiska Metals. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.